

OFFERING MEMORANDUM

facilitated by



TEZCAT, LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS DUE TO CIRCUMSTANCES RELATED TO COVID-19 AND PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.

(A) The Company

Name of Company	TEZCAT, LLC
State of Organization	FL
Date of Formation	07/16/2019
Entity Type	Limited Liability Company
Street Address	2130 Kings Ave, Jacksonville FL, 32207
Website Address	www.tepeyolotbeer.com

(B) Directors and Officers of the Company

Key Person		Luis Melgarejo
Position with the Company	Title	Founder
	First Year	2019
Other business experience (last three years)		*Luis Melgarejo is the owner of Tezcat LLC, dba Tepeyolot Cerveceria.*

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Luis Melgarejo	100%

(D) The Company's Business and Business Plan

Overview:

Tepeyolot will be a 7-barrel brewpub located in Jacksonville, Florida, Duval County. Since all of our beer will be sold in house we will serve beer out of serving tanks located in our cooler, as well as half-barrel kegs (15.5 gallons) and 1/6 barrel kegs (5 gallons). The use of serving tanks will decrease labor in the brewery because of their larger size and the kegs will allow us to rotate our tap list regularly. In our taproom pints will make up 75% of our sales, followed by 22% in food and 3% in merchandise. Our concept of opening a hyper-local brewery is influenced by the fact that all beer will be sold in house and mainly serving the local market. This business plan avoids competition normally encountered in distribution, eliminating the need for contracting with a distributor, losing markup and quality control of our product. We will avoid pursuing a distribution license until our product demand has exceeded output and we have established a plan and funding for a production facility. The emphasis for the production facility would be a large location with low overhead.

Our Location:

Our taproom location in the San Marco area is one of Jacksonville's oldest and up and coming neighborhoods. San Marco is currently being developed into an area of residence for the downtown workforce, being a mile south of downtown. Currently there are over four different mixed use complexes in development, which include multiple apartment complexes with additional shops and restaurants. This will allow us to establish our business and grow alongside the community. The culture in historic San Marco already has a Spanish feel to the area, our brand will feel right at home. Programs to expand the Skyway, Riverside Boulevard and the Riverwalk, will create other reasons for people to visit and live in San Marco. This location will allow us to showcase the quality of our authentic food and delicious beer.

Our Mission:

Tepeyolot's focus will be on the highest quality craft beer and food, which will develop and grow a steady local customer base. Our goal is not to directly compete with macrobreweries or large craft breweries, but to become part of Jacksonville's local ambiance. Beer of the highest quality will help create success for our brewpub and also add to the success of the craft beer industry as a whole. Our authentic food will allow customers to experience Mexican Culture. Tepeyolot plans on being involved within our community, in 2015 breweries and brewpubs raised $3.25 per barrel for charity. We believe that working alongside the community is what creates a strong following and support in craft beer. Community support is what sets apart small craft breweries from larger macrobreweries, both support one another.

Being of Mexican descent I find it homage to my culture to serve authentic Mexican cuisine. Local produce and fresh ingredients will be priorities in our kitchen by working with local farms and providing fresh food at a reasonable price. To pair with the Mexican food our core beer will be a Mexican lager. In addition, we plan on producing tart, "easy-drinking" Florida-Weisse beers that are highly marketable in the hot weather of Florida. Our core beers will be sessionable, meaning customers will be more likely to have more than just one.

Our colors were chosen to resemble traditional Mexican housing which is known for using pastel colors. The colors can also be seen as a play on the Mexican flag. We chose Cerveceria over Brewery to signify the Mexican influence. Our logo has two versions a "full" and "simple" version. This will allow us to use whichever we choose depending on the application of the logo.

Our Strengths:

Tepeyolot will have multiple strengths; the primary strength will be the uniqueness of our focus on lagers, as well as our plan to serve authentic Mexican cuisine. Lagers are generally more appealing to a broader audience because of the clean and crisp flavors they are known for. A compact food menu will allow us to focus on quality, authentic Mexican food rather than the traditional brewpub menu. All of the food served will pair excellent with our flagship Mexican lager or any one of our other core beers. Tepeyolot will thrive on the fact that we will provide food as well as house brewed beer. The choice of being a brewpub will create extra income from food sales while providing hungry patrons an excellent meal. Another strength will be Tepeyolot's founder, who has spent the last 5 years in the craft beer market, working in various aspects of the industry. With this knowledge we are looking at a location of 5,400 square feet, which will allow us to grow to our desired limit without space constraints. We will stand out in the market by having Hispanic influence, currently Hispanic culture is under represented in craft beer, creating large market potential.

Press Coverage:

https://www.thejaxsonmag.com/article/aztec-themed-tepeyolot-cerveceria-coming-to-san-marco/

https://www.jaxdailyrecord.com/article/aztec-inspired-brewpub-planned-for-san-marco

https://www.bizjournals.com/jacksonville/news/2020/02/14/new-san-marco-brewery-aims-to-bring-mexican-lagers.html

(E) Number of Employees

The Company currently has 3 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE

AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$25,000
Offering Deadline	December 3, 2020

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$200,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Equipment	$23,500	$101,000
Renovations	$0	$87,000
Mainvest Compensation	$1,500	$12,000
TOTAL	$25,000	$200,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button

- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	0.5 - 4.0%[2]
Payment Deadline	2026-01-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.7 x 1.5 x
Sharing Start Date	The first day after disbursement that the Company has revenues greater than one ($1) dollar
First Payment Date	Thirty (30) days after the last day of the calendar quarter ending not less than Sixty (60) days after the sharing start date.
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	0.35%

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 0.5% and a maximum rate of 4.0% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$25,000	0.5%
$68,750	1.4%
$112,500	2.2%
$156,250	3.1%
$200,000	4.0%

[3] To reward early participation, the investors who contribute the first $80,000.0 raised in the offering will receive a 1.7x cap. Investors who contribute after $80,000.0 has been raised in the offering will receive a 1.5x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	
Number of Shares Outstanding	
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	
How these securities differ from the revenue sharing notes being offered to investors	Limited liability company interests are equity securities, with voting rights, whereas the revenue sharing notes being offered are debt securities with no voting rights.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Luis Melgarejo	100%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
[SBA Loan]	$615,000	2.75%	09/13/2030	

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Limited operating history

Tepeyolot Cerveceria was established on July 16, 2019 but not did not conduct business or generate revenue until August 2020. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Historical milestones

Tepeyolot Cerveceria has been operating our food truck since August 23rd, 2020 and has since achieved the following milestones:

- While our profits and margins are low, we are using this time to create interest and awareness in the brewery. Primarily through social media as well as local news.

- We have received a great deal of interest, as well as positive feedback on our food.

- Below are various articles that have been published so far in regards to our opening.

  https://www.firstcoastnews.com/article/life/food/first-coast-foodies/its-been-a-dream-san-marco-east-man-opening-restaurant-and-brewery-during-pandemic/77-bf23f61f-d8ad-4ebc-9f03-77299164ad16

  https://www.jaxdailyrecord.com/article/tepeyolot-cerveceria-rolls-out-food-truck-ahead-of-october-brewpub-opening

  https://www.bizjournals.com/jacksonville/news/2020/02/14/new-san-marco-brewery-aims-to-bring-mexican-lagers.html

  https://www.actionnewsjax.com/news/local/duval-county/its-been-rough-local-brew-pub-expected-be-fully-operational-october/A3YOIG7UHJHS5OWGETRSK6A5R4/

Historical financial performance is not necessarily predictive of future performance.

Other challenges

Tepeyolot Cerveceria has had the following other challenges that are not otherwise captured in the Financial Condition Section, the Risks Section, or the Financial Statements:

- A challenge that had not been previously address in our Business Plan is the issue with COVID and the seating restrictions. We plan on tackling this issue by using food delivery services to help drive sales. By having a kitchen we will be allowed to stay open as a restaurant, even if bars have to close.

- The potential issue with limited capacity is something we will address by proving quick and courteous service, to help streamline our guest's experience and ideally turn over tables more quickly.

Forecasted milestones

Tepeyolot Cerveceria forecasts the following milestones:

- Have our SBA loan paid off by end of our 2nd year.

- Turn a positive month as early as 4 months into full operation.

- Achieve close to $1,000,000 revenue by the end of year 4.

- Maintain our Gross Margins north of 70% during all of operation.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$1,131,643	$2,032,267	$2,566,763	$4,147,859	$4,928,740
Cost of Goods Sold	$152,394	$401,447	$475,450	$794,466	$955,041
Gross Profit	$979,249	$1,630,820	$2,091,313	$3,353,393	$3,973,699
EXPENSES					
Total SG&A Expenses	$285,801	$519,312	$703,369	$900,733	$1,042,259
Operating Profit	$693,448	$1,111,508	$1,387,944	$2,452,660	$2,931,440

CERTAIN FINANCIAL INFORMATION HAS BEEN OMITTED FROM THE INITIAL OFFERING AND IS NOT CURRENTLY AVAILABLE. SUCH FINANCIAL INFORMATION SHALL BE PROVIDED THROUGH AN AMENDMENT TO THE OFFERING STATEMENT WHEN IT BECOMES AVAILABLE. NO

INVESTMENT COMMITMENTS WILL BE ACCEPTED PRIOR TO SUCH FINANCIAL INFORMATION BEING MADE AVAILABLE AND PROVIDED TO INVESTORS.

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

THIS OFFERING IS BEING CONDUCTED PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF WHICH HAS LIMITED CANCELLATION RIGHTS FOR INVESTORS. INVESTORS MAY CANCEL THEIR INVESTMENT FOR ANY REASON UNTIL FORTY EIGHT (48) HOURS PRIOR TO THE OFFERING CLOSE DATE. IF AN INVESTORS DOES NOT CANCEL THEIR INVESTMENT PRIOR TO 48) HOURS TO THE OFFERING CLOSE DATE THEN THE INVESTOR MAY ONLY CANCEL THEIR INVESTMENT IN THE EVENT OF A MATERIAL CHANGE WHICH REQUIRES AFFIRMATIVE RECONFIRMATION OF THEIR INVESTMENT. SHOULD AN INVESTOR NOT CANCEL THEIR INVESTMENT COMMITMENT PRIOR TO 48 HOURS PRIOR TO THE OFFERING CLOSE DATE AND NO MATERIAL CHANGES OCCUR, THE INVESTOR WILL BE UNABLE TO CANCEL THEIR INVESTMENT COMMITMENT AND THE FUNDS WILL BE RELEASED TO THE ISSUER UPON THE CLOSING OF THE OFFERING AND THE INVESTOR WILL RECEIVE SECURITIES IN EXCHANGE FOR HIS OR HER INVESTMENT.

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V